Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (1)

	Year Ended December 31,
	2009	2008	2007	2006
	(in NOK thousands except for ratio)
FIXED CHARGES:
Interest and Commissions on debt and capital contribution securities	5,677,663	11,118,228	8,291,657	4,836,256
Other interest and borrowing expenses	72,240	109,554	81,968	64,807
Estimate of the interest within rental expense	76	334	317	300

Total fixed charges, as defined	5,749,979	11,228,116	8,373,942	4,901,363

EARNINGS:
Total comprehensive income	-1,462,444	3,354,634	-148,786	159,268
Income taxes	-692,265	1,305,211	-61,086	57,760
Fixed charges, as defined	5,749,979	11,228,116	8,373,942	4,901,363

Total earnings, as defined	3,595,270	15,887,961	8,164,070	5,118,391

RATIO OF EARNINGS TO FIXED CHARGES(2)(3)	—	1.42	—	1.04

The amount of coverage deficiency:	2,154,709	—	209,872	—

(1)	Effective 1 January 2007, the accounts are presented according to international accounting principles as issued by the IASB (International Financial Reporting Standards). Figures for the year ended December 31, 2006 have been restated under IFRS for comparative purposes.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income (profit/(loss) for the year) plus income taxes and fixed charges. The ratio of earnings to fixed charges as of December 31, 2009 had a deficit due to negative earnings of NOK 2,155 million (USD 375 million). The negative earnings were driven by unrealized losses on the fair value of our own debt. The ratio of earnings to fixed charges in the year ended December 31, 2007 had deficits due to negative earnings of NOK 210 million (USD 39 million). The negative earnings in the year ended December 31, 2007 were driven by the impact of reduced market values of our investments in securities in the trading portfolio.